                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1


                       FIRST AMERICAN CAPITAL CORPORATION
                       ----------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   31848M 10 2
                                 (CUSIP NUMBER)

          MARK A. OLIVER                             WITH A COPY TO:
          400 EAST ANDERSON STREET                   REID A. GODBOLT, ESQ.
          AUSTIN, TEXAS 78752                        JONES & KELLER, P.C.
          (512) 837-7100                             1625 BROADWAY, 16TH FLOOR
                                                     DENVER, COLORADO 80202
                                                     (303) 573-1600

            --------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 22, 2003
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
      SCHEDULE BECAUSE OF SECTIONS 240.13D-1(e) OR 240.13D-1(g), CHECK THE
                               FOLLOWING BOX. [ ]

    THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE
      DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF
      THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS
                      OF THE ACT (HOWEVER, SEE THE NOTES).

                         (CONTINUED ON FOLLOWING PAGES)
                              (PAGE 1 OF 21 PAGES)

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 2 OF 21


1)       Name of Reporting Person
         Harold E. Riley
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         Not applicable
--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  -0-

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           See Item 5
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                -0-

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         658,230
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         See Item 5
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 3 OF 21


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Mark A. Oliver
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         Not applicable

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  -0-
                                   ---------------------------------------------
Shares
                                   8)      Shared Voting Power
Beneficially Owned
                                           See Item 5
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                -0-

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         See Item 5
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         See Item 5
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 4 OF 21


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Citizens, Inc.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         Not Applicable

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         Colorado

--------------------------------------------------------------------------------
                                   7)       Sole Voting Power

Number of                                   -0-

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           See Item 5
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                -0-

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         See Item 5
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         See Item 5
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         CO

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 5 OF 21


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Rick D. Riley

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         Not applicable

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  -0-

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           See Item 5
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                -0-

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         See Item 5

--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         See Item 5
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 6 OF 21


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Michael N. Fink
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         PF

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  -0-

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           See Item 5
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                125,000

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         See Item 5
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         See Item 5
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 7 OF 21


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Rickie D. Meyer
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         PF

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  -0-

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           See Item 5
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                456,000

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         See Item 5
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         See Item 5
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 8 OF 21


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Danny N. Biggs
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]

                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         PF

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  -0-

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           See Item 5
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                76,000

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         See Item 5
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         See Item 5
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 9 OF 21


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Dean F. Ferrell
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         PF
--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  -0-

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           See Item 5
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                1,230

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         See Item 5
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         See Item 5
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION PAGE 10 OF 21


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Roger K. Viola
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         Not applicable
--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  -0-

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           See Item 5
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                -0-

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         See Item 5
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         See Item 5
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION PAGE 11 OF 21


ITEM 1. SECURITY AND ISSUER

         This Amendment No. 1 to Schedule 13D relates to the Common Stock, $0.10 par value per share ("Common Stock"), of First American Capital Corporation, a Kansas corporation (the "Company"). The principal executive offices of the Company are located at 1303 S.W. First American Place, Topeka, Kansas 66604.

ITEM 2. IDENTITY AND BACKGROUND

         (a)-(c) This Amendment No. 1 to Schedule 13D is filed by Harold E. Riley, Mark A. Oliver, Rick D. Riley, Michael N. Fink, Rickie D. Meyer, Danny N. Biggs, Dean F. Ferrell, Roger Viola and Citizens, Inc., a Colorado corporation and insurance holding company ("Citizens") (collectively, the "Reporting Persons"). The principal business address of Citizens is 400 East Anderson Lane, Austin, Texas 78752.

The address and principal occupation of each of the Reporting Persons who is a natural person is:

                                                              Present Principal Occupation and the Principal
                                                              Business and Address of any Corporation or
Name                       Principal Business Address         Organization in which Employment is Conducted
----                       --------------------------         ----------------------------------------------
Harold E. Riley            400 East Anderson Lane             Chairman of the Board, Citizens,
                           Austin, Texas 78752                a life insurance holding company
                                                              400 East Anderson Lane, Austin, Texas 78752

Rick D. Riley              400 East Anderson Lane             Vice Chairman and Chief Executive Officer, Citizens,
                           Austin, Texas 78752                a life insurance holding company
                                                              400 East Anderson Lane, Austin, Texas 78752
                                                              He is the son of Harold E. Riley

Mark A. Oliver             400 East Anderson Lane             President, Citizens,
                           Austin, Texas 78752                a life insurance holding company
                                                              400 East Anderson Lane, Austin, Texas 78752

Michael N. Fink            3385 Executive Drive, #308         Senior Vice President of Corporate Development
                           Lexington, Kentucky 40505          Citizens, a life insurance holding company
                                                              400 East Anderson Lane, Austin, Texas 78752

Rickie D. Meyer            900 S.W. Robinson, #1905           Marketing Consultant, Citizens,
                           Topeka, Kansas 66606               a life insurance holding company
                                                              400 East Anderson Lane, Austin, Texas 78752

Danny N. Biggs             2601 Canterbury                    Consultant, Pickrell Drilling Company, Inc.,
                           Great Bend, Kansas 67530           a well drilling company
                                                              2601 Canterbury, Great Bend, Kansas 67530
                                                              Partner, Kelly Petroleum
                                                              Box 657, Great Bend, Kansas 67530

Dean F. Ferrell            2420 NW Button Road                Owner, Ferrell Construction of Topeka, a building
                           Topeka, Kansas 66618               construction company
                                                              2420 NW Button Road, Topeka, Kansas 66618

Roger K. Viola             3445 SW Alameda Drive              Attorney-at-Law
                           Topeka, Kansas 66614               3445 SW Alameda Drive, Topeka, Kansas 66614

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION PAGE 12 OF 21


The names, positions, principal business addresses and present principal occupation of each of the directors and executive officers of Citizens other than Harold E. Riley, Rick D. Riley and Mark A. Oliver are as follows:

                                                              Present Principal Occupation and the Principal
                                                              Business and Address of any Corporation or
Name                                Position with Citizens    Organization in which Employment is Conducted
----                                ----------------------    ----------------------------------------------
Timothy T. Timmerman                Director                  President, Commerce Properties, Inc., a real estate
                                                              company
                                                              Partner, Realcom Management, a real estate company
                                                              Partner, Interfase Capital, a real estate company
                                                              2490 F.M. 685
                                                              Hutto, Texas 78634

Steven F. Shelton                   Director                  Farmer/Rancher
                                                              7359 Road X
                                                              Lamar, Colorado 81052

Marcia F. Emmons, Esq.              Vice President,           Vice President, General Counsel and Secretary
                                    General Counsel           Citizens, Inc., a life insurance holding company
                                    and Secretary             400 East Anderson Lane
                                                              Austin, Texas 78752

David J. Mehle                      Executive Vice            Executive Vice President, Chief Financial
                                    President, Chief          Officer and Treasurer, Citizens, Inc., a life
                                    Financial Officer         insurance holding company
                                    and Treasurer             400 East Anderson Lane
                                                              Austin, Texas 78752

Dr. E. Dean Gage                    Director                  Associate Dean for Professional Programs,
                                                              Texas A&M University
                                                              College of Veterinary Medicine
                                                              College Station, Texas 77843-4461

Dr. Richard C. Scott                Director                  Vice President, Development, Baylor University
                                                              Robinson Tower, 8th Floor
                                                              Waco, Texas 76798-7026

         (d)-(e) During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any executive officer or director of Citizens, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the above natural persons are United States citizens. Citizens is a Colorado corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 19, 2003, Michael N. Fink, Rickie D. Meyer and Danny N. Biggs, each a Reporting Person, delivered to Harold E. Riley and Mark A. Oliver three proxies (each, a "Proxy," and together, the

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION PAGE 13 OF 21


"Proxies") which are irrevocable until February 14, 2004. Each Proxy recites only nominal consideration, and otherwise did not require the Reporting Persons to deliver any funds as consideration for the Proxy.

         All of the shares reported herein by Messrs. Fink, Meyer, Biggs and Ferrell, as to which they have sole dispositive power, were acquired by them using personal funds.

ITEM 4. PURPOSE OF TRANSACTION

         Messrs. Harold E. Riley and Mark A. Oliver hold the Proxies in their capacities as Chairman of the Board and President, respectively, of Citizens. On or about April 22, 2003, all of the Reporting Persons formed a group, the "First American Committee for the Protection of Shareholder Value" to nominate a slate of directors to stand for election to the Board of the Company at the next annual meeting of shareholders in opposition to the slate of the Company's present Board of Directors. These nominees include all of the Reporting Persons named in this Schedule 13D who are natural persons. Citizens will be funding the costs of the solicitation on behalf of the opposition group named in this
Schedule 13D. Under the rules promulgated under the Securities Exchange Act of 1934, all of the above nominees may be deemed to be members of a group with Citizens. Each of the above Reporting Persons who holds sole dispositive power with respect to the stated number of shares, Messrs. Fink, Meyer, Biggs and Ferrell, originally acquired their common stock of the Company for investment purposes. Each such Reporting Person's primary interest is to maximize the value of his investment.

         Background

         In late 2002, Citizens and the Company had entered into discussions and negotiations concerning the possible acquisition of the Company by Citizens. The parties had a meeting on December 4, 2002, at which representatives of Citizens, Harold E. Riley and Mark A. Oliver, made a presentation to the Company's Board. On December 18, 2002, two current members of the Board of the Company, Harland
E. Priddle and Kenneth L. Frahm, traveled to Austin, Texas to meet with management of Citizens. Citizens' representatives provided a draft acquisition agreement to the Company's representatives. The final purchase price offered by Citizens was $3.50 per share of common stock of the Company to be paid in Class A common stock of Citizens calculated on an average trading price as reported on the New York Stock Exchange 20 days preceding closing. The negotiations were terminated by Citizens shortly after it was informed by the Company's Chairman of the Board, Harland E. Priddle, that the Company needed a "market check" after any definitive purchase agreement was entered into, which would allow the Company to solicit bids for the Company with the Citizens offer in hand. Citizens declined to participate in such a process, particularly without any consideration to Citizens if another better offer was forthcoming from another third party. In the proposed contract that Citizens submitted, however, the Board of the Company had a "fiduciary out" clause where the Company's Board would not be obligated to recommend the Citizens merger proposal in the event a better proposal was forthcoming between the time Citizens and the Company reached a definitive agreement and the closing of such an agreement. In mid-March 2003, Mr. Fink and Mr. Meyer met with management of Citizens to express concerns about the direction of the Company. As a result of that meeting, Harold E. Riley and Mark A. Oliver acquired 12-month irrevocable proxies from Messrs. Meyer, Fink and another director of the Company, Danny N. Biggs (all three of these persons are current Board members of the Company and are part of the group filing this Schedule 13D). The total number of shares under this proxy was 652,000. The original Schedule 13D reported the total as 659,000 shares but Mr. Meyer's actual proxy was 7,000 shares less than he granted on March 19, 2003, because he actually owns 7,000 less shares than he had believed at the time his proxy was granted to Harold E. Riley and Mark A. Oliver. On March 20, 2003, Harold E. Riley and Mark A. Oliver met with Mr. Priddle to see if negotiations could recommence, but Citizens was turned down by Mr. Priddle a couple days later.

         The Reporting Persons, as a group, intend to file proxy material with the SEC in order to conduct a solicitation to elect an alternate slate of the Board of Directors of the Company. Three of the nominees of the group, Messrs. Meyer, Fink and Biggs, are current members of the Board of the Company but Messrs.

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION PAGE 14 OF 21


Fink and Meyer were not on the slate chosen by the Company's Board. Mr. Biggs was chosen as a nominee for the Company's current slate proposed to be elected at its 2003 annual meeting of shareholders, but Mr. Biggs withdrew his name as such a nominee through a letter dated April 14, 2003, which the Company accepted, with regret, in a letter dated April 17, 2003. Copies of the two referenced letters are attached hereto as Exhibits 5 and 6. In early April, Harold E. Riley contacted several of the current Board members of the Company to see if they would be interested in supporting an alternate slate to the Board of Directors of the Company. On April 22, 2003, Messrs. Fink and Meyer delivered a letter to the Company informing it of their opposition to the Company's proposed slate of nominees to the Company's Board. The letter is attached hereto as
Exhibit 7.

         The Reporting Persons intend continually to review the Company's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to an investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions include seeking representation on the Board of Directors of the Company, and may also include making recommendations to members of management concerning various business strategies and other matters, seeking to acquire control of the Company through a merger, proxy solicitation, tender offer, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate. Such actions may involve the purchase of common stock of the Company or, alternatively, may involve the sale of all or a portion of the common stock held by them in the open market or in privately negotiated transactions to one or more purchasers. In addition, the Reporting Persons have had and may continue to have discussions with management of the Company. These discussions may involve a possible transaction between Citizens and the Company, including Citizens acquiring control of the Company or potentially acquiring the Company. Citizens continues to maintain an interest in acquiring the Company, but would have to negotiate price terms and complete a detailed review of the Company. The Reporting Persons or Citizens may, in the future, have influence over the corporate activities of the Company, including activities such as those described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

         Note: The percentages below are based on a total of 4,687,078 issued and outstanding shares of the Company's common stock as reported in the Company's Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2002.

         (a)-(b) Under the Proxies, Messrs. Harold E. Riley and Mark A. Oliver have the right to vote 652,000 shares of common stock, which constitutes approximately 13.9% of the Company's common stock. Each of the three Proxies gives either Harold E. Riley or Mark A. Oliver the right to vote the number of shares of common stock stated on the proxy until February 13, 2004. Both persons may also be deemed to have shared voting power with respect to an additional 6,230 shares by virtue of the existence of the group filing this Schedule 13D. Harold E. Riley and Mark A. Oliver disclaim beneficial ownership of these 6,230 shares.

         Rick D. Riley has consented to act as a nominee in opposition to the Company's proposed slate of directors in respect of the 2003 annual meeting of shareholders. He has no direct or indirect ownership of the shares of the Company's common stock, other than shared voting power of 658,230 shares of the Company's common stock which may be attributed to him as a member of the group filing this Schedule 13D. He disclaims beneficial ownership of such shares.

         Citizens, Inc., as employer of Harold E. Riley, Rick D. Riley and Mark
A. Oliver, as well as the provider of funds for the proxy solicitation proposed by the group filing this Schedule 13D, may be deemed to have shared voting power of all shares held by the group, or 658,230 shares, or 14.0%, of the Company's common stock issued and outstanding. It disclaims beneficial ownership of all such shares.

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION PAGE 15 OF 21


         Mr. Meyer owns directly 456,000 shares of the Company's common stock as a joint tenant with his spouse, or 9.7% of the Company's common stock issued and outstanding. He and his wife have granted a proxy to Harold E. Riley and Mark A. Oliver to vote such shares until February 13, 2004. Mr. Meyer and his spouse have sole dispositive power with respect to such shares. All of the members of the group filing this Scheduled 13D may be deemed to share voting power with respect to 658,230 shares of the Company's common stock. Mr. Meyer disclaims beneficial ownership of 202,230 of such shares, which are the shares not held of record by he and his spouse.

         Mr. Fink owns directly 125,000 shares of the Company's common stock as a joint tenant with his spouse, or 2.7% of the Company's common stock issued and outstanding. He and his wife have granted a proxy to Harold E. Riley and Mark A. Oliver to vote such shares until February 13, 2004. Mr. Fink and his spouse have sole dispositive power with respect to such shares. All of the members of the group filing this Scheduled 13D may be deemed to share voting power with respect to 658,230 shares of the Company's common stock. Mr. Fink disclaims beneficial ownership of 533,230 of such shares, which are the shares not held of record by he and his spouse.

         Mr. Biggs owns through a trust of which he is trustee and a beneficiary 76,000 shares of the Company's common stock, or 1.6% of the Company's common stock issued and outstanding. Through his trust he has granted a proxy to Harold
E. Riley and Mark A. Oliver to vote 71,000 shares until February 13, 2004. Mr. Biggs may be deemed to have sole dispositive power with respect to 76,000 shares of the Company's common stock. All of the members of the group filing this Scheduled 13D may be deemed to 658,230 shares of the Company's common stock. Mr. Biggs disclaims beneficial ownership of 582,230 of such shares, which are the shares not held of record by he and his trust.

         Mr. Ferrell owns solely 1,230 shares of the Company's common stock, or less than 1% of the Company's common stock issued and outstanding. Mr. Ferrell has sole dispositive power with respect to such shares. All of the members of the group filing this Scheduled 13D may be deemed to share voting power with respect to 658,230 shares of the Company's common stock. Mr. Ferrell disclaims beneficial ownership of 657,000 of such shares, which are the shares not held of record by him.

         Mr. Viola does not own directly any shares of the Company's common stock. All of the members of the group filing this Scheduled 13D may be deemed to share voting power with respect to 658,230 shares of the Company's common stock. Mr. Viola disclaims beneficial ownership of all of such shares.

         A table of the deemed beneficial ownership of all of the persons in the group filing this Schedule 13D is as follows:

                                                               Shared            Sole             Shared
                                           Sole Voting         Voting         Dispositive       Dispositive
                 Name                         Power             Power            Power             Power
                 ----                      -----------         ------         -----------       -----------
                 Harold E. Riley                --             658,230               --              --
                 Mark A. Oliver                 --             658,230               --              --
                 Rick D. Riley                  --             658,230               --              --
                 Citizens, Inc.                 --             658,230               --              --
                 Michael N. Fink                --             658,230          125,000              --
                 Rickie D. Meyer                --             658,230          456,000              --
                 Danny N. Biggs                 --             658,230           76,000              --
                 Dean F. Ferrell                --             658,230            1,230              --
                 Roger K. Viola                 --             658,230               --              --

         (c) Although the Proxies were each dated March 13, 2003, they were not delivered to Harold E. Riley and Mark A. Oliver until March 19, 2003. Except for acquiring the Proxies, no Reporting Person

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION PAGE 16 OF 21


has effected any transactions in the Company's Common Stock during the past 60 days, nor to the best of their knowledge, has any affiliate of any Reporting Person effected any such transactions within the last 60 days.

         (d) Although each Proxy gives Harold E. Riley and Mark A. Oliver the right to vote the number of shares set forth below in Item 6 next to the applicable shareholders' names, each shareholder retains the right to receive any dividends on the Common Stock as well as any proceeds from sale of the stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Each of the following shareholders of the Company has given a Proxy to the Harold E. Riley and Mark A. Oliver with respect to the number of shares indicated:

                                                               Number                 % of Shares
                      Names of Shareholders                   of Shares               Outstanding
                      ---------------------                   ---------               -----------
                  Michael N. Fink and
                     Michelle D. Fink, joint tenants           125,000                     2.7%
                  Rickie D. Meyer and
                     Susan Kay Meyer, joint tenants            456,000                     9.7%
                  Danny N. Biggs Revocable
                     Living Trust                               71,000                     1.5%
                                                              --------                  ------

                  Total                                        652,000                    13.9%
                                                              ========                  ======

         The Reporting Persons have agreed to vote their shares for a replacement slate of the Board of Directors at its upcoming annual meeting of shareholders. The Reporting Persons are not aware of any other contracts, arrangements, understandings or relationships with respect to any securities of the Company which may be required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         1. Proxy of Michael N. Fink and Michelle D. Fink (previously filed)

         2. Proxy of Rickie D. Meyer and Susan Kay Meyer (previously filed)

         3. Proxy of Danny N. Biggs Revocable Living Trust (previously filed)

         4.       Group Agreement and Power of Attorney

         5.       Letter dated April 14, 2003, from Danny Biggs to Harland E.
                  Priddle

         6.       Letter dated April 17, 2003, from Harland E. Priddle to Danny
                  Biggs

         7.       Letter dated April 22, 2003, from Rickie D. Meyer and Michael
                  N. Fink to Harland E. Priddle

                            [SIGNATURE PAGE FOLLOWS]

AMENDMENT NO. 1 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION PAGE 17 OF 21


                                   SIGNATURES

         Each Reporting Person, other than Mark A. Oliver, has delivered to Mr. Oliver an Agreement and Power of Attorney, in the form attached hereto as
Exhibit 4, which, among other things, permits Mr. Oliver to sign this Amendment No. 1 to Schedule 13D on behalf of each other Reporting Person.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2003


/s/ Mark A. Oliver                          /s/ Mark A. Oliver
----------------------------------          ------------------------------------
Harold E. Riley                             Rickie D. Meyer
By Mark A. Oliver, Attorney-in-Fact         By Mark A. Oliver, Attorney-in-Fact


/s/ Mark A. Oliver                          /s/ Danny N. Biggs
----------------------------------          ------------------------------------
Rick D. Riley                               Danny N. Biggs
By Mark A. Oliver, Attorney-in-Fact         By Mark A. Oliver, Attorney-in-Fact


/s/ Mark A. Oliver                          /s/ Mark A. Oliver
----------------------------------          ------------------------------------
Mark A. Oliver                              Dean F. Ferrell
                                            By Mark A. Oliver, Attorney-in-Fact


/s/ Mark A. Oliver                          /s/ Mark A. Oliver
----------------------------------          ------------------------------------
Michael N. Fink                             Roger K. Viola
By Mark A. Oliver, Attorney-in-Fact         By Mark A. Oliver, Attorney-in-Fact

CITIZENS, INC.


By: /s/ Mark A. Oliver
   -------------------------------
   Mark A. Oliver, President

                                                                       EXHIBIT 4


                         AGREEMENT AND POWER OF ATTORNEY

         Know all men by these presents, that the undersigned by these presents does hereby make, constitute and appoint Mark A. Oliver and Michael N. Fink, and each of them, as his true and lawful attorneys-in-fact to act in his name, place and stead, in any way in which he could act, granting full power and authority to them to do and perform every act and thing, as fully, to all intents and purposes, as he might or could do, with respect to all matters in any way relating to the preparation, execution, filing with the Securities and Exchange Commission, mailing and other distribution of all proxy solicitation material (as defined in the rules and regulations of the Securities and Exchange Commission) and Schedule 13D, together with all amendments to any of the foregoing, in connection with the solicitation of proxies from shareholders of First American Capital Corporation (the "Company") to vote in favor of the nomination and election as directors of the Company of any persons chosen by the shareholders in opposition to management of the Company as of the record date of shareholders entitled to vote at said meeting and to vote against the election of any individuals chosen by management of the Company or any other person, firm or entity, specifically approving the formation of the First American Committee for Protection of Shareholder Value nominees to the board of directors of the Company, as well as a group filing of a Schedule 13D of said Committee. This document shall constitute my agreement in writing that a Schedule 13D will be filed on behalf of each person and all persons who are part of a group formed to nominate and elect persons in opposition to management of the Company.

         This Agreement and Power of Attorney shall expire on December 31, 2003.

Dated: April 22, 2003


/s/ Harold E. Riley                         /s/ Rickie D. Meyer
----------------------------------          ------------------------------------
Harold E. Riley                             Rickie D. Meyer


/s/ Rick D. Riley                           /s/ Danny N. Biggs
----------------------------------          ------------------------------------
Rick D. Riley                               Danny N. Biggs


/s/ Mark A. Oliver                          /s/ Dean F. Ferrell
----------------------------------          ------------------------------------
Mark A. Oliver                              Dean F. Ferrell


/s/ Michael N. Fink                         /s/ Roger K. Viola
----------------------------------          ------------------------------------
Michael N. Fink                             Roger Viola

                                                                       EXHIBIT 5

April 14, 2003



Harland E. Priddle
Chairman of the Board
First American Capital
1303 SW First American Pl.
Topeka, KS 66604

Dear Harland:

I am writing you to request that my name be removed as a nominee in the upcoming election for the American Capital Corporation Board of Directors. With deep regret, I will resign as director effective June 2, 2003, following the board meeting.

I've been proud and honored for the opportunity to have served on this board. Harland, I value our long-time friendship and my friendship with all the board members. Unfortunately, we differ on how the company should proceed. As I have always done, I will continue to work for what I feel are in the best interests of all shareholders.

I wish all of you success and good health, and may this company enjoy success and profitability in future years.

Sincerely,

/s/ Danny
-----------------------------
Danny Biggs

                                                                       EXHIBIT 6

                       (FIRST AMERICAN CAPITAL LETTERHEAD)





                                 April 17, 2003

Mr. Danny Biggs
2601 Cantebury
Great Bend, Kansas 67530

Dear Danny:

With regret, I received your letter asking for removal of your name from the First American Capital Corporation as a nominee for the Board of Directors for the election on June 2, 2003.

On behalf of the Board of Directors and First American Capital Corporation, we extend our appreciation for your loyal support during your term as a member of the Board of Directors. Your reputation and respect as a Kansas lender has been very valuable to our company during these early years.

                                            Sincerely,


                                            /s/ Harland
                                            ------------------------------------
                                            Harland E. Priddle
                                               Chairman

                                                                       EXHIBIT 7





                                 April 22, 2003

Harland E. Priddle, Chairman
First American Capital Corporation
1303 S.W. First American Place
Topeka, Kansas 66604


Dear Harland:


         Please be advised that each of the undersigned, as directors of First American Capital Corporation ("First American"), intend to oppose the election of the nominated slate of directors of First American voted upon at the meeting of the Board on March 31, 2003. We intend to join others in forming a slate in opposition to those nominated, and the proxy statement of First American will need to be amended to reflect our opposition.

                                            Very truly yours,

                                            /s/ Rickie D. Meyer
                                            ------------------------------------
                                            Rickie D. Meyer

                                            /s/ Michael N. Fink
                                            ------------------------------------
                                            Michael N. Fink



Hand delivered to Harland 4-22-03